Filed by Cummins Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Cummins Inc.

Commission File No.: 1‐4949

Opportunity to Exchange Cummins Stock for Atmus Stock in the Cummins Employee Stock Purchase Plan and other Cummins Stock Plans

In May 2023, an initial public offering of approximately 19.5% of Atmus Filtration Technologies, Inc. (Atmus) common stock was completed. Cummins Inc. (Cummins) retained the remaining outstanding shares of, and a controlling stake in, Atmus. Cummins is offering its stockholders the opportunity to exchange shares of Cummins common stock for shares of Atmus common stock (the exchange offer), subject to the terms of the exchange offer described in the Prospectus, dated February 14, 2024 (the Prospectus).

What Does the Exchange Offer Mean to You?

Our records indicate that you hold, in a Morgan Stanley brokerage account, shares of Cummins common stock that were issued through the Cummins Employee Stock Purchase Plan (ESPP), the Key Employee Stock Investment Plan (KESIP), or the Omnibus Incentive Plan (OIP). That means you may be currently eligible to participate in this exchange offer. If you choose to participate, you must make your election(s) before 6:00 p.m. ET on March 11, 2024 (the date the exchange offer election period ends).

The decision to participate in a stock exchange offer is complex. Please read the enclosed materials carefully and consider consulting with a financial or tax advisor to determine if you would like to participate. Participation in this exchange offer is voluntary. If you choose not to participate, no action is required.

Important Dates

February 14, 2024: Exchange offer election period begins

March 11, 2024 at 6:00 p.m. ET: Exchange offer election period ends

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Learn More about the Exchange Offer

Review the enclosed materials:

•      Frequently Asked Questions

•      Other important notices

You can also find the Prospectus and other exchange offer information on the Morgan Stanley website - atwork.morganstanley.com under the Documents tab.

The Prospectus and other exchange offer information is also available through our information agent Okapi Partners LLC by clicking on the appropriate link at www.okapivote.com/CumminsAtmusExchange.

Consider consulting with a financial or tax advisor.

Check your balances in your Morgan Stanley account:

•      Visit atwork.morganstanley.com

•      Your share balance will be located under the Available section or by clicking on the Portfolio tab and selecting “Share Purchase and Holdings” tab.

Please note that you may hold shares in your “Morgan Stanley at Work Share Holding Account” and/or your “Morgan Stanley Access Direct – Stock Plan” Account. If you hold shares in both accounts, you will receive two separate control numbers from Broadridge Corporate Issuer Solutions, LLC, the exchange agent for the exchange offer (Broadridge). If you choose to participate in the offer, an election will need to be made for each account that holds Cummins shares.

If you choose to participate and hold shares in your Morgan Stanley account, make your election(s) online at www.ProxyVote.com/Tender by 6:00 p.m. ET on March 11, 2024 using the appropriate 16-digit control number.

IMPORTANT NOTE:

•       If you participate in multiple Cummins stock or other programs, you may have multiple control numbers and each one must be entered separately.

•      To obtain your 16-digit control number, you can contact the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas)

•       If you hold Cummins stock in a brokerage account, including KESIP, you must contact your Morgan Stanley Financial Advisor team and provide your election over the phone. You will not receive a control number for shares held in your Morgan Stanley brokerage account. You will receive a copy of the Prospectus based on your shareholder communications preference. Contact information for your Morgan Stanley Financial Advisor can be found on your Morgan Stanley brokerage account statement or by logging into your account through Morgan Stanley Online.

Questions?	Contact the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (in the U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas) or info@okapipartners.com. Representatives are available Monday through Friday from 9:00 a.m. to 8:00 p.m. ET.

Frequently Asked Questions and Important Notices

The following information applies to the exchange offer and what it means for participants of the ESPP, KESIP, and OIP.

1. Who can help me decide if I should participate in the exchange offer?

You should make this decision after consulting with a financial or tax advisor. Neither Cummins nor the Exchange Offer Helpline can provide you with any individual advice regarding participation. If you live outside the United States, you should talk to your financial or tax advisor about the permissibility, advisability, and particular tax consequences of participating in the exchange offer.

2. Where can I find additional information?

Additional information regarding the terms and conditions of this exchange offer, including how the number of Atmus shares to be received in exchange for Cummins shares will be determined, are described in more detail in the Prospectus.

You can find the materials posted on the Morgan Stanley website - atwork.morganstanley.com under the Documents tab.

The Prospectus and other exchange offer information is also available through our information agent Okapi Partners LLC by clicking on the appropriate link at www.okapivote.com/CumminsAtmusExchange.

Information on the impact of the exchange offer on any shares you may hold in Cummins' 401(k) plans will be provided separately.

3. Will I be charged any fees or commission if I participate in the exchange offer?

No fees will be charged for participating in the exchange offer. Fees may be assessed for certain account types. Morgan Stanley Access Direct accounts will be subject to a fee. Shareworks accounts will not be subject to a fee.

4. If I elect to participate in the exchange offer, when will my election be applied to my account?

Unless the offer deadline is extended or terminated, and as long as your election is received in good order and by the required deadline, 6:00 p.m. ET on March 11, 2024, your exchange election will apply to your account promptly after the expiration of the exchange offer, which is expected to occur at 12:00 midnight ET at the end of the day on March 13, 2024.

5. Can I change my exchange offer election?

Yes. You can change your election at www.ProxyVote.com/Tender any time before the exchange offer ends by entering your 16-digit control number from Broadridge and making a new election. To withdraw your election, follow this process and enter 0%. Please note that the final election received and processed as of 6:00 p.m. ET on March 11, 2024 will be the election of record.

•	Please note: If you participate in multiple Cummins Stock Programs, you may have multiple control numbers and each one must be entered separately.

•	If you hold Cummins stock in a brokerage account, including KESIP, you must contact your Morgan Stanley Financial Advisor team and provide your election over the phone. You will not receive a control number for shares held in your Morgan Stanley brokerage account.

6. Is it possible the exchange will be delayed or will not occur?

Yes. Cummins and its advisors may determine that the exchange offer deadline should be extended. It is also possible that the exchange offer may be canceled, in which case no shares would be exchanged.

You can visit the shareholder website at okapivote.com/CumminsAtmusExchange for daily updates and information about the exchange offer.

7. Is it possible I may not be able to exchange the full percentage I request during the exchange offer?

Yes, because the exchange offer is subject to proration, the number of shares of Cummins common stock that Cummins accepts in the exchange offer may be less than the number of shares you tender.

8. Will any trading blackout period apply in connection with the exchange offer?

The blackout period during which Cummins shares cannot be traded will only apply to you if you elect to participate in the exchange offer and hold Cummins shares in a “Morgan Stanley at Work Share Holding Account” and/or a “Morgan Stanley Access Direct – Stock Plan” Account. The blackout period will end within several business days after the expiration of the exchange offer, which is expected to occur at 12:00 midnight ET at the end of the day on March 13, 2024, unless the exchange offer is extended or terminated.

9. How do I make an election for shares of Cummins common stock in my Morgan Stanley at Work or Morgan Stanley Access Direct account ?

To make an election for Cummins shares held in your Morgan Stanley at Work or Morgan Stanley Access Direct account, go to www.proxyvote.com/tender, enter your 16-digit control number received from Broadridge, enter your election percentage and submit.

If you hold Cummins stock in a brokerage account, including KESIP, you must contact your Morgan Stanley Financial Advisor team and provide your election over the phone. If you otherwise hold shares in your Morgan Stanley at Work or Morgan Stanley Access Direct account, you must make your election at www.ProxyVote.com/Tender by the required deadline, 6:00 p.m. ET on March 11, 2024.

10. How do I make an election for shares of Cummins common stock held in my (KESIP) or personal brokerage account?

If you hold Cummins stock in a Morgan Stanley brokerage account, including KESIP, you must contact your Morgan Stanley Financial Advisor team and provide your election over the phone.

If you otherwise hold shares in your Morgan Stanley at Work or Morgan Stanley Access Direct account, you must make your election at www.ProxyVote.com/Tender by the required deadline, 6:00 p.m. ET on March 11, 2024. Contact information for your Morgan Stanley Financial Advisor can be found on your Morgan Stanley brokerage account statement or by logging into your account through Morgan Stanley Online.

11. Where can I find my current Cummins Stock balance?

ESPP and OIP

You can find this information on the Morgan Stanley at Work website at atwork.morganstanley.com. You will need to log in to your account. You can find your share balance under the Available section or by clicking on the Portfolio tab and selecting “Share Purchase and Holdings” tab.

Please note that you may hold shares in your “Morgan Stanley at Work Share Holding Account” and/or your “Morgan Stanley Access Direct – Stock Plan” Account.

If holding shares in both accounts, you will receive two separate control numbers from Broadridge.

KESIP

Shares acquired through KESIP are held in a Morgan Stanley brokerage account. Login to your Morgan Stanley at Work account and click on the link to your “Investment Account” or login to Morgan Stanley Online directly using your login credentials. Contact The Gallagher Group of Morgan Stanley with questions on your KESIP account .

You will not receive a control number for shares held in your Morgan Stanley brokerage account.

12. If I want to transfer shares of Cummins common stock out of the ESPP, KESIP or OIP before the election offer period ends, what restrictions may apply and what do I need to do?

For Morgan Stanley Access Direct: If you elect to participate in the exchange offer and have shares of Cummins common stock in a Morgan Stanley brokerage account during the election offer period, only the percentage of shares of Cummins common stock in your account that are tendered during the election offer period will be restricted to prevent sales or transfers.

For Morgan Stanley at Work (ESPP & OIP): If you elect to participate in the exchange offer your account will be restricted to prevent sales or transfers for all shares of Cummins common stock. You will need to first withdraw your election before a transfer can occur.

If you transfer shares of Cummins common stock to another brokerage account or financial institution prior to making an election and prior to the end of the election offer period, you will need to contact the receiving firm regarding your election.

13. Can I still participate in the ESPP during the exchange offer?

Yes, you may continue to participate in the ESPP during the exchange offer.

14. Can I sell shares during the exchange offer election window?

Yes, if you have not made an election on your shares, are not subject to any trading blackouts and do not have material nonpublic information, then you are permitted to sell shares in compliance with any applicable insider trading policy.

15. Are restricted stock awards, restricted stock unit awards or performance shares eligible for the exchange offer?

No.

16. Are stock options eligible for the exchange offer?

If you are a holder of vested and unexercised Cummins stock options and wish to exercise such stock options and tender shares of Cummins common stock received upon exercise in the exchange offer, you should be certain to initiate such exercise generally no later than 4:00 p.m. ET at least three trading days prior to March 11, 2024, such that the shares of Cummins common stock are received in your account in enough time to tender the shares in accordance with the instructions for tendering available from your broker or account administrator. Exercises of Cummins stock options are subject to the terms of the applicable incentive plan, award agreement and administrative practices in an applicable holder’s jurisdiction. There are tax consequences associated with the exercise of a stock option and individual tax circumstances may vary. You are urged to consult your own tax advisor regarding the consequences to you of exercising your stock options.

17. Are shares I own through the KESIP eligible for the exchange offer?

Yes. Shares acquired through KESIP are held in a Morgan Stanley brokerage account. If you would like to make an election, contact your Financial Advisor team. Contact information for your Morgan Stanley Financial Advisor can be found on your Morgan Stanley brokerage account statement or by logging into your account at atwork.morganstanley.com. Your Cummins shares held in your KESIP will not be visible at atwork.morganstanley.com.

18. What will happen if I purchase ESPP Shares during the election window?

Shares of Cummins common stock purchased during the election window and held as of the end of the election will be eligible for the exchange offer. If you do not have a control number and you want to make an election on shares acquired after the start of the exchange election window, contact the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas) to obtain your control number and make an election at www.proxyvote.com/tender.

19. How will the number of shares I am offering be determined?

Your election will be a percentage of the shares you hold in your “Morgan Stanley at Work Share Holding Account” and/or your “Morgan Stanley Access Direct – Stock Plan” Account as of 6:00 pm. ET on March 11, 2024. Some or all of the shares you offer will be accepted into the exchange based on whether the exchange was oversubscribed, in which case proration may occur and you will not receive the full number of shares of Atmus common stock you requested.

20. How many of my shares of Cummins common stock can I offer to exchange?

You can elect to participate in the exchange offer with respect to up to 100% of the shares of Cummins common stock you hold in a respective account. Your election must be in whole percentages. If you hold shares of Cummins common stock in the Morgan Stanley at Work account, Morgan Stanley Access Direct and a personal brokerage account, you will need to make a separate election for each account.

21. Can I make different elections for my shares of Cummins common stock held in my Morgan Stanley at Work account?

You may hold shares in your Morgan Stanley at Work account, Morgan Stanley Access Direct Account, or Morgan Stanley brokerage account.

If you make an election for shares of Cummins common stock held in your Morgan Stanley at Work account, it will apply to all shares held there as of the expiration of the exchange offer.

If you hold shares of Cummins common stock in a Morgan Stanley Access Direct account and want to make an election, your election would be separate from your Morgan Stanley at Work account.

If you hold shares of Cummins common stock in any other account, you will need to make a separate election for each account. You should discuss with your financial or tax advisor the effect of elections for shares of Cummins common stock in your respective accounts. Please note that your cost basis will likely be different.

22. What happens if I receive new shares of Cummins common stock in my ESPP, OIP or KESIP accounts during the exchange offer period?

You are eligible to participate in the exchange offer for the shares you hold at the end of the day at 6:00 p.m. ET on March 11, 2024.

If you hold shares of Cummins common stock at the beginning of the election period and elect a percentage to participate, that election percentage will apply to all shares of Cummins common stock held in that account as of the end of the election window including new shares received from purchases and vestings.

If you hold shares of Cummins common stock in your KESIP account at the beginning of the election period and elect to participate, that election may need to be updated to account for additional shares being received. Contact The Gallagher Group of Morgan Stanley to assist with adjusting your elections.

23. What happens to my shares of Cummins common stock in the ESPP, OIP, KESIP or in a personal brokerage account if I do not elect to participate in the exchange offer?

If you do not elect to participate in the exchange offer, your shares of Cummins common stock will not be exchanged for shares of Atmus common stock. Participation is optional.

24. If I elect to exchange shares, where will my new shares be held?

New shares of Atmus common stock received from the exchange would be deposited into the same account in which you made the election on your shares of Cummins common stock.

25. What are the tax implications for participating in the exchange?

Please consult with a financial or tax advisor regarding the potential tax consequences of your decision whether or not to participate in the exchange offer.

If you have additional questions, please contact the Exchange Offer Helpline (managed by Okapi Partners LLC) at 1-877-279-2311 (U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas) or info@okapipartners.com. Representatives are available Monday through Friday from 9:00 a.m. to 8:00 p.m. ET.

26. Will my dividend reinvestment shares be eligible for the exchange offer?

For Morgan Stanley Access Direct and KESIP accounts: Reinvestment shares received from the March 7, 2024 dividend will be eligible to be elected upon. These shares will be deposited to your account on March 7, 2024. If you make an election prior to the distribution of these shares, you will need to make an election after the shares are received to have them included in the offer.

For Morgan Stanley at Work accounts: Reinvestment shares received from the March 7, 2024 dividend will NOT be eligible to be elected upon. These shares will be deposited to your account on March 12, 2024.

Forward-Looking Statements

This communication contains certain statements about Cummins and Atmus that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Cummins’ and Atmus’ respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Cummins and Atmus of the exchange offer, the anticipated timing and benefits of the exchange offer, Cummins’ and Atmus’ anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Cummins’ and Atmus’ respective periodic reports filed from time to time with the U.S. Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Cummins or Atmus, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Cummins nor Atmus undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Atmus has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a prospectus (the “Prospectus”). The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Cummins, Atmus and related matters, and Cummins will deliver the Prospectus to holders of Cummins common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Cummins, Atmus or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Cummins has filed with the SEC a Schedule TO, which contains important information about the exchange offer.

Holders of Cummins common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Cummins and Atmus file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Cummins common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on www.okapivote.com/CumminsAtmusExchange.

Cummins has retained Okapi Partners LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-877-279-2311 (U.S., including Puerto Rico, and Canada) or 1-917-484-4425 (all other areas).